LEASE AGREEMENT

by and between

HAF HOLDINGS II, LLC,
a New York limited liability company
(as Landlord)

and

HISTORIC ALBANY FOUNDATION, INC.
a New York not-for-profit corporation
(as Tenant)

March 31, 2023

LEASE AGREEMENT

THIS LEASE AGREEMENT (this "**Lease**") is made and entered into as of March 31, 2023 by and between HISTORIC ALBANY FOUNDATION, INC., a New York not-for-profit corporation (the "**Tenant**"), and HAF HOLDINGS II, LLC, a New York limited liability company (the "**Landlord**").

RECITALS

WHEREAS, the Landlord has a 60 year leasehold interest in certain land more particularly described in Exhibit A attached hereto (the "**Land"**), together with the building thereon known as the "Van Ostrande–Radliff House" (the "**Building**") which includes a mix of office and a tool library, located at 48 Hudson Avenue, Albany, New York (Landlord's leasehold interest in the Land, the Building and all appurtenances, easements, rights of way and other rights belonging to or in any way pertaining thereto, collectively being the "**Property**");

WHEREAS, the Tenant intends to lease the Property in its entirety (the "**Premises**") from the Landlord pursuant to the terms hereof, and to hold and maintain the Premises;

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Landlord and the Tenant hereby agree as follows:

ARTICLE 1

DEFINED TERMS

In addition to the defined terms set forth above in the Recitals to this Lease, the following defined terms used herein shall have the meanings specified below:

"**Bankruptcy**" or "**Bankrupt**" as to any Person means the filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code of 1978 or like provision of law (except if such petition is contested by such Person and has been dismissed within 60 days); insolvency of such Person as finally determined by a court proceeding; filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within 60 days.

"**Bankruptcy Code**" shall mean Title 11 of the United States Code.

"**Building**" has the meaning set forth in the Recitals.

"Capital Lease" means the 60-year leasehold interest the Landlord has in the Land.

"**Charges**" has the meaning set forth in Section 5.1.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision or provisions of prior or succeeding law.

"**Commencement Date**" means the date that the Premises is ready and available for occupancy as evidenced by a certificate of occupancy, but no earlier than January 1, 2024.

"**Commercial Sublease**" means any sublease, license, use agreement or other agreement with the Tenant, as landlord, for the use or occupancy of any portion of the Premises.

"**Condemnation Award**" means the aggregate amount of any condemnation award or awards payable with respect to a Taking, whether by agreement or pursuant to a judgment or otherwise, including consequential damages, with any interest on such amount, net of any unreimbursed costs and expenses of collecting the same.

"**Consent**" means prior written consent or approval, as the context may require, to do the act or thing for which the consent is solicited.

"**Debt Service**" means all debt service payments allocable to the Premises which are required to be paid by the Lender.

"**Designated Prime Rate**" means the prime commercial rate of interest as published from time to time in The Wall Street Journal, or such other source as the parties may agree, adjusted as such rate adjusts.

"**Environmental Laws**" means the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq., and/or the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and the applicable provisions of applicable New York statutes, each as amended from time to time and any other federal, state, or local statute, code, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, writ, judicial decision, common law rule, decree, agency interpretation, injunction or other authorization or requirement whenever promulgated, issued, or modified, including the requirement to register underground storage tanks, relating to:

(i) emissions, discharges, spills, releases, or threatened release of pollutants, contaminants, Hazardous Substances (as hereinafter defined), materials containing Hazardous Substances, or hazardous or toxic materials or wastes into ambient air, surface water, groundwater, watercourses, publicly or privately owned treatment works, drains, sewer systems, wetlands, septic systems or onto land; or

(ii) the use, treatment, storage, disposal, handling, manufacturing, transportation, or shipment of Hazardous Substances, materials containing Hazardous Substances or hazardous and/or toxic wastes, material, products, or by-products (or of equipment or apparatus containing Hazardous Substances).

"**Event of Default**" has the meaning set forth in Section 10.1.

"**Force Majeure**" means acts of God, fire, storm, strikes, blackouts, labor disputes, riot or civil insurrection, terrorism, inability to obtain materials, equipment or labor, or unusual weather conditions.

"**Hazardous Substance**" means (i) hazardous materials, hazardous wastes, and hazardous substances as those terms are defined under any applicable Environmental Laws, (ii) petroleum and petroleum products including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) asbestos and/or any material which contains any hydrated mineral silicate, including but not limited to chrysolite, amosite, crocidolite, tremolite, anthophylite, and/or actinolite, whether friable or non-friable, (v) PCBs, or PCB-containing materials or fluids, (vi) radon, (vii) any other hazardous, radioactive, toxic, or noxious substance, materials, pollutant, or solid, liquid or gaseous waste, and (viii) any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, or remediation.

"**Insurance Proceeds**" means the proceeds obtained under any insurance policy the Tenant maintains with respect to the Property, net of the unreimbursed costs and expenses incurred in the collection of such proceeds.

"**Landlord's Percentage**" has the meaning set forth in Section 8.2(e).

"**Lease Year**" means, in the case of the first lease year, the period from the Commencement Date through December 31st of the year which includes the Commencement Date; thereafter, each successive twelve-calendar month period following the expiration of the first lease year of the Term; except that in the event of the termination of this Lease on any day other than the last day of the last Lease Year then such Lease Year shall be the period commencing with the day following the end of the preceding Lease Year through and including the date of termination.

"**Leasehold Interest Value**" has the meaning set forth in Section 8.2(e).

"**Legal Requirements**" shall mean all laws, statutes, ordinances, orders, rules, regulations and requirements of all federal, state and local governmental or quasi-governmental entities, subdivisions, agencies, authorities or instrumentalities and the appropriate officers, departments, and boards thereof applicable to the Property.

"**Lender**" shall mean Community Loan Fund of the Capital Region, a New York not-for-profit corporation, and any person or entity providing financing for the construction, development and or operation of the Premises.

"Loan Documents" means, collectively, that certain Loan Agreement by and between Tenant and Lender together with any related documents given by Tenant to Lender in connection with or as security for the loans referenced thereby.

"**Notice**" means a written notice containing the information required by this Lease to be communicated to the Landlord or the Tenant, as the case may be, and addressed and delivered in accordance with the provisions of Section 13.9 of this Lease.

"**Operating Expenses**" mean all expenses of operation of the Premises including without limitation, costs of utilities, maintenance, repairs and necessary replacements, real estate taxes, insurance premiums, professional and management fees, miscellaneous expenses, and any deposit to cash reserves for working capital, capital expenditures, repairs, replacements and anticipated expenditures, in such amounts as may be required to enable the Tenant to perform its obligations under this Lease.

"**Operating Revenue**" means all of the rents, royalties, issues, profits, revenues, earnings, income and other benefits of the Premises, or arising from the use or enjoyment of the Premises, including all such amounts paid under or arising from any sublease and all fees, charges, accounts or other payments for the use or occupancy of units or other facilities within the Property, including proceeds of any and all policies of insurance covering the Property or any part thereof, including all returned and unearned premiums with respect to any insurance relating to such Property, in each case whether now or hereafter existing or arising.

"**Permitted Encumbrances**" means the encumbrances and exceptions set forth in the leasehold title policy issued by Old Republic Title Insurance Company naming the Landlord insured as of the date hereof.

"**Premises**" has the meaning given such term in the Recitals.

"**Project**" means the construction and development of the Property and any other improvement activities with respect to the Property.

"**Property**" has the meaning given such term in the Recitals.

"**Property Documents**" means this Lease.

"**Rent**" has the meaning set forth in Section 4.1.

"**Repairs**" means all necessary or customary maintenance, replacements, and renewals, made in the ordinary course of the operation of the Property, both interior and exterior, ordinary and extraordinary, foreseen and unforeseen, of every nature, kind and description.

"**Residual Value**" has the meaning set forth in Section 8.2(e).

"**Taking**" means any taking of the title to, access to, or use of all or any part of the Property and/or the Building, or any interest therein or right accruing thereto, as a result of

the exercise of the right of condemnation or eminent domain affecting the Property or any part thereof. A conveyance in lieu of or in anticipation of the exercise of any such right of condemnation or eminent domain shall be considered a Taking. Any such Taking shall be deemed to have occurred upon the earlier to occur of (a) the date on which the property, right or interest so taken must be surrendered to the condemning authority, or (b) the date title vested in a condemning authority or other party pursuant to any Taking. A Taking may be total or partial, permanent or temporary.

"**Temporary Taking**" means a Taking that does not extend beyond the Term, so that Landlord's reversionary interest hereunder is unaffected by such Taking.

"**Tenant's Percentage**" has the meaning set forth in Section 8.2(e).

"**Tenant's Personal Property**" shall mean any personal property owned by the Tenant and located upon or used by the Tenant in connection with the Property, including without limitation (to the extent owned by the Tenant):

(i) any fixtures and other tangible personal property owned by the Tenant and located at or on or intended to be used in connection with the Property; all articles of personal property now or hereafter attached to or intended to be used in or about or in connection with the Property; and all renewals or replacements thereof or articles in substitution therefor, whether or not the same are or shall be attached to the Property;

(ii) all contracts, contract rights, accounts, warranties, and agreements, including rights to return of deposits, prepaid premiums or other payments; receivables, rents, chattel paper and instruments, property rights, trade names, plans and specifications, permits, approvals and general intangibles and all other choices in action now or hereafter existing with respect to the Tenant's interest in the Premises, and all proceeds from the foregoing;

(iii) all insurance proceeds, including interest, payable to the Tenant in connection with any damage or loss to the Premises; all eminent domain awards made with respect to the Tenant's interest in the Premises; and

(iv) all books and records maintained by the Tenant and relating to the operation of the Property.

"**Term**" means the term of this Lease commencing on the Commencement Date and ending on the day preceding the nineteenth (19th) anniversary of the date of the Commencement Date, unless sooner terminated as provided for herein.

"**Utility Charges**" has the meaning set forth in Section 5.3.

ARTICLE 2

PROPERTY, TERM AND SUBORDINATION

Section 2.1 Premises. The Landlord hereby leases and demises to the Tenant, and the Tenant hereby leases from the Landlord, subject to and with the benefit of the terms, covenants, conditions and provisions of this Lease, the Premises.

Section 2.2 Term. The Property is hereby leased unto the Tenant and its successors and assigns for the Term. In the event of any early termination of the Term, the Landlord and the Tenant agree to execute and deliver, in form suitable for recording, a revised memorandum of lease reflecting such termination, if applicable.

Section 2.3 Delivery; Title. The Landlord shall deliver possession of the Property to the Tenant on the Commencement Date, in the same condition as it now is (subject, however, to the provisions of Article 7 hereof), and the Tenant shall hold its leasehold interest in the Premises free of all title defects and encumbrances caused by the Landlord except the Permitted Encumbrances. Prior to the Commencement date the Tenant shall have no obligation to perform any of the obligations under this Lease, including the payment of Rent.

Section 2.4 Subordination. Tenant hereby acknowledges and agrees that this Lease and any extensions, renewals, replacements or modifications of this Lease and all of Tenant's rights, title and interest under this Lease and any other rights of Tenant in and to the Premises are and shall at all times be subject and subordinate to the Capital Lease and to all of the terms and conditions contained in the Capital Lease . Tenant further agrees that if the interests of Landlord shall be transferred to and owned by Lender by reason of foreclosure or other proceedings brought by Lender or any other manner, or shall be conveyed thereafter by Lender or shall be conveyed pursuant to a foreclosure sale of the Premises, neither Lender nor any such purchaser at a foreclosure sale be bound by this Lease (or any extensions, renewals, replacements or modifications thereof). As used herein, the words "foreclosure" and "foreclosure sale" shall be deemed to include the acquisition of Landlord's estate to the Premises by voluntary deed or assignment in lieu of foreclosure and the word "Lender" shall be deemed to include Lender and any of its successors, participants and assigns, including anyone who shall have succeeded to Landlord's interest in the Premises by, through or under foreclosure.

Section 2.5 Intentionally omitted.

Section 2.6 Intentionally omitted.

Section 2.7 Notice to Lender; Right to Cure. So long as any Lender shall hold a lien on the Property, the Tenant (with respect to any Lender of which it has Notice) and the Landlord each agrees, simultaneously with the giving of each Notice of default hereunder, to give a duplicate copy thereof to such Lender as provided in the notice provisions of the Loan Documents.

ARTICLE 3

Reserved.

ARTICLE 4

RENT

Section 4.1 Base Rent. Tenant will pay Landlord base rent in exchange for the Tenant's use of the Premises during the Term in an amount equal to the amounts set forth on Exhibit C, attached hereto, payable on the first Business Day of each month, prorated based on the number of days for any partial month, commencing on the Commencement Date, payable in equal monthly installments ("Base Rent").

Section 4.2 Additional Rent. Tenant shall pay as additional rent an amount equal to Landlord's actual Operating Expenses, including real property taxes and utilities attributable to the Premises pursuant to Article 5 (the "Occupancy Costs"). At the end of each quarter, and at the end of every lease quarter thereafter, Landlord will submit a notice to Tenant indicating the Occupancy Costs for the prior quarter. Tenant shall reimburse Landlord for such Occupancy Costs within fifteen (15) days of receipt of such notice.

Section 4.3 Reserved.

Section 4.4 Reserved.

ARTICLE 5

TAXES AND OPERATING EXPENSES

Section 5.1 Operating Expenses Generally. The Tenant covenants and agrees to pay a pro rata share of all Repairs, liens, insurance, and all other Operating Expenses, if any, associated with the Property and or the Premises as applicable, which are due and payable during the Term hereof; provided, however, that nothing in this Lease shall obligate the Tenant to pay any portion of any income tax, capital levy, estate, succession, inheritance, transfer or similar taxes of the Landlord or any franchise tax imposed upon the Landlord or any income, profits or revenue tax, assessment or charge imposed upon the Lease Payment or any other payment or other benefit received by the Landlord under this Lease by any governmental authority (collectively, the "**Charges**"). The pro rata share shall be the proportionate share of the Premises square footage compared against the Building's total square footage.

Taxes payable shall include, without limitation, all general real property taxes and general, payments in lieu of taxes, special and area-wide assessments, charges, fees, assessments for transit, police, fire or other governmental services or purported benefits to the Property and or Premises, as applicable, service payments in lieu of or in addition to real estate taxes, and, exclusive of any Charges, any tax, fee or excise on the act of entering into this Lease or on the use or occupancy of the Property or any part thereof or on the rent payable under this Lease or in connection with the business of renting the Property, that

may be now or may hereafter be levied or assessed against the Property or the Landlord by the United States of America, the State of New York , the City of Albany, or any political subdivision or other political or public entity. Should any governmental agency or political subdivision impose any taxes and/or assessments, whether or not now customary or within the contemplation of the parties hereto, either by way of substitution for taxes and assessments presently levied and assessed against the real estate as well as the improvements thereon, or in addition thereto, including, without limitation, any taxes based upon the rentals received by the Landlord hereunder exclusive of Charges, such taxes and/or assessments shall be deemed to constitute a tax for the purpose of this Section 5 and shall be paid by the Tenant. Taxes payable by the Tenant hereunder shall also include all reasonable costs incurred in connection with proceedings to contest, determine or reduce any such taxes, charges or assessments and the Landlord hereby agrees to cooperate at the Tenant's cost in all such matters. The Tenant shall furnish to the Landlord a "paid" receipt respecting any tax bill or other evidence of the payment of such taxes, assessments and charges prior to the delinquency date thereof. The Tenant's obligations under this Section 5 shall survive the expiration or earlier termination of this Lease respecting taxes accrued prior thereto. If any impositions paid by the Tenant relating to the Property are subsequently refunded, rebated or credited by the tax authorities and such refund, rebate or credit goes to the Landlord, the Landlord shall either, in its discretion, promptly refund such amounts to the Tenant or provide the Tenant with a credit against future rent next becoming due in an amount equal to any such refund, rebate or credit.

The Tenant will furnish to the Landlord, upon request, a proof of payment of all items referred to in this Section 5.1, including, without limitation, proof of payment of any Impositions and proof of payment of insurance premiums promptly after demand therefore.

Tenant and Landlord acknowledge and agree that it is the intent and expectation of the parties that the project qualify for a real property tax exemption pursuant to NYS Real Property Tax Law § 420-a and agree to cooperate to obtain and maintain such exemption.

Section 5.2 Reserved.

Section 5.3 Utilities. The Tenant shall pay or cause to be paid all charges for water, gas, sewer, electricity, light, heat or power, telephone or other service used, rendered or supplied to the Tenant in connection with the Premises ("**Utility Charges**") and shall not contract for the same in the Landlord's name.

Section 5.4 Other. The Tenant covenants to pay and discharge, when the same shall become due, all other amounts, liabilities and obligations which the Tenant assumes or agrees to pay or discharge pursuant to this Lease, together with every fine, penalty, interest and cost which may be added for nonpayment or late payment thereof and which payment the Tenant has failed to make when due.

ARTICLE 6

INDEMNITY AND LIENS

Section 6.1 Repairs to the Property. At its sole cost and expense throughout the Term, the Tenant shall (a) take good care of the Property; (b) keep the same in good order and condition; and (c) make and perform all Repairs. The necessity for or adequacy of Repairs shall be measured by the standards which are appropriate for improvements of similar construction and class, provided that the Tenant shall in any event make all Repairs reasonably necessary to avoid any structural damage or other damage or injury to the Building.

Except as otherwise provided herein, the Landlord shall not be required to furnish any services or facilities or to make any Repairs in, about or to the Property or any improvements hereafter erected thereon. The Tenant hereby assumes the full and sole responsibility for the condition, operation, repair and management of the Property hereafter erected thereon.

The Tenant shall not do or suffer any waste or damage, disfigurement or injury to the Property, or to the fixtures or equipment therein, or permit or suffer any overloading of the floors or other use of the improvements that would place an undue stress on the same or any portion thereof beyond that for which the same was designed.

Section 6.2 Alterations. Except for Repairs the Tenant shall not, without the Consent of the Landlord (which shall not be unreasonably withheld, delayed or conditioned), and subject to the terms of any Loan Documents, make any alterations, additions or improvements to the Property which shall cost more than Fifty Thousand Dollars ($50,000) per occurrence or which are structural in nature or affect the Building's systems or that would in any way cause any portion of the Property to violate the Secretary of the Interior's Standards for Rehabilitation as set forth in 36 CFR Part 67 or to otherwise jeopardize the eligibility of Landlord and its members to claim federal historic rehabilitation tax credits pursuant to section 47 of the Internal Revenue Code of 1986, as amended, and New York State historic rehabilitation tax credits pursuant to New York Tax Law Section 210-B-26 and Section 606(oo). Any such Tenant work and all such tenant improvements (i) must be completed in a good and workmanlike manner, with new first-class materials and equipment, and in conformity with all applicable Legal Requirements, and (ii) shall not violate the Loan Documents. Any and all buildings, fixtures and improvements placed in, on, or upon the Property by Tenant shall vest in the Tenant until the expiration or earlier termination of the Term of this Lease, at which time said buildings, fixtures and improvements shall vest in the Landlord, subject to the rights of the Tenant in the Tenant's personal property.

Before commencement of any work for which the Landlord's Consent is required, the Tenant shall furnish to the Landlord for approval plans and specifications, names and addresses of contractors, copies of contracts, necessary permits and licenses, and instruments of indemnification against any and all claims, costs, expenses, damages and

liabilities which may arise in connection with such work, all in such form, substance and amount as may be reasonably satisfactory to the Landlord.

In addition, for any work which shall cost, in any one occurrence, in excess of Fifty Thousand Dollars ($50,000) (the "**Additional Work**"), prior to commencement of any such Additional Work or delivery of any materials into the Property, the Landlord shall have the right to approve material contracts entered into by the Tenant with respect to the Property, which approval shall not be unreasonably withheld, conditioned or delayed. Except as otherwise provided in Section 7.7, the Tenant shall make, or cause to be made, prompt payment of all monies due and legally owing to all persons, firms and corporations doing any work, furnishing any materials or supplies or renting any equipment to the Tenant or any of its contractors or subcontractors in connection with the reconstruction, furnishing, repair, or operation of the Property, and in all events will bond or cause to be bonded, with surety companies reasonably satisfactory to the Landlord, or pay or cause to be paid in full forthwith, any mechanic's, materialmen's or other lien or encumbrance that arises, whether due to the actions of the Tenant or any person under the control of the Tenant, against the Property.

The Tenant shall have the right to contest any such lien or encumbrance by appropriate proceedings which shall prevent the collection of or other realization upon to satisfy the same, provided that such contest shall not subject the Landlord to the risk of any criminal liability or civil penalty, and provided further that the Tenant shall give the Landlord such other reasonable security as may be requested by the Landlord to insure payment of such lien or encumbrance and to prevent any sale or forfeiture of the Property by reason of such nonpayment, and the Tenant hereby indemnifies the Landlord for any such liability or penalty. Upon the termination after final appeal of any proceeding relating to any amount contested pursuant to this Section 6.2, the Tenant shall immediately pay any amount determined in such proceeding to be due, and in the event the Tenant fails to make such payment, the Landlord shall have the right after giving ten (10) days Notice to the Tenant to make any such payment on behalf of the Tenant and charge the Tenant therefor.

ARTICLE 7

USE AND ASSIGNMENT

Section 7.1 Use. The Tenant shall have the right to use the Premises as a commercial office space, educational space, and tool library; and related accessory uses. The Tenant shall not use any Hazardous Substances, except to the extent reasonable or appropriate in connection with the lawful use of the Property in the ordinary course of the Tenant's business, and the Tenant shall comply with all Environmental Laws in connection with such use. Each sublease or other rental agreement entered into by the Tenant shall comply with all applicable governmental requirements and contractual obligations of the Tenant and of the Landlord. Other than the Commercial Subleases, Tenant shall not enter into any lease, sublease or other agreement for the use of the Premises. Tenant shall not enter into any "disqualified lease", or take or consent to any action that would result in the Premises being treated as "tax-exempt use property" as such terms are defined pursuant to Section 168(h) of the Code.

Section 7.2 Transfer or Assignment. The Tenant shall have the right, to sublease the Property or spaces therein, without the Landlord's approval; provided, however, that (a) all subleases shall (i) intentionally omitted, (ii) by their terms be subordinate to the Mortgage and the Capital Lease, and the lessee under each sublease shall agree to attorn to Lender, its successors and assigns (iii) require the subtenant to comply with the provisions of Section 7.3, and (iv) not constitute a "disqualified lease" pursuant to Section 168(h) of the Code, cause all or any portion of the property to be treated as tax-exempt use property" (as defined pursuant to Section 168(h) of the Code), or otherwise result in the recapture, disallowance, or reduction of federal historic rehabilitation tax credits pursuant to Section 47 of the Code or New York historic rehabilitation tax credits pursuant to New York Tax Law Section 210-B-26 available to Landlord and its members, and (b) a copy of each executed Commercial Sublease shall be supplied upon request to the Landlord. The Tenant may not sell or assign or encumber its interest in, to and under this Lease without the Consent of the Landlord, which Consent may be withheld by the Landlord, in its reasonable discretion. The Tenant shall comply with the requirements of any Lender, including but not limited to the requirements set forth in the Loan Documents.

Section 7.3 Compliance with Law. The Tenant shall, at its expense, perform all its activities on the Property to be in compliance with the Legal Requirements, as the same may be administered by authorized governmental officials, and, to the extent that it should fail to do so beyond any applicable grace or cure period, the Landlord shall have the right to cause such compliance and the amount expended or advanced on behalf of the Tenant by the Landlord on account thereof shall constitute an Imposition.

Section 7.4 Mechanics' Liens. The Landlord and the Tenant shall use reasonable efforts throughout the Term hereof to prevent any mechanic's liens or other liens for their respective work, labor, services or materials from being filed or recorded against the Property or any portion thereof; in the event that any such lien shall be filed, the party that commissioned the work, labor, services or materials in question, shall bond over or procure the release or discharge thereof within forty-five (45) days either by payment or in such other manner as may be prescribed by law, and shall hold the other party harmless from and indemnified against any loss or damage related thereto.

Section 7.5 Surrender of Property. At the termination of this Lease or any portion thereof, the Tenant shall peaceably leave, quit and surrender the Property, or the portion thereof so terminated, and the Tenant's right, title and interest in all subleases, subject to the rights of subtenants in possession, provided that such subtenants are not in default under their subleases and shall attorn to the Landlord as its lessor. Upon such termination, the Property, or portion thereof so terminated, and the Tenant's right, title and interest in all subleases shall become the sole property of the Landlord at no cost to the Landlord and shall be free of all liens and encumbrances and in the condition required by the terms of this Lease, and, in the event of a casualty, shall be subject to the provisions of Article 8 hereof. The Tenant shall execute and deliver from time to time, promptly after written request by the Lender, any instrument, agreement or document and shall take such other action as may be necessary or desirable in the reasonable opinion of Lender to effectuate the purposes of this section.

Section 7.6 Easements; Annexation. The Landlord agrees that it shall not unreasonably withhold or delay its Consent, and shall join with the Tenant from time to time during the Term in the granting of easements affecting the Property which are for the purpose of providing utility services for the Building. As a condition precedent to the exercise by the Tenant of any of the powers granted to the Tenant in this Section, the Tenant shall give Notice to the Landlord of the action to be taken, shall certify to the Landlord, that in the Tenant's opinion such action will not adversely affect either the value or the use of the Property or the Building, and shall deliver all instruments required of the Tenant by any holder of a Mortgage.

Section 7.7 Reserved.

Section 7.8 Reserved

ARTICLE 8

INSURANCE AND CASUALTY; CONDEMNATION

Section 8.1 Insurance and Casualty.

(a) From and after the Commencement Date, the Tenant shall procure and maintain policies of insurance, including, without limitation, casualty and rental interruption insurance for the Property, at its sole cost and expense, during the entire term of this Lease with terms and coverages and companies reasonably satisfactory to the Landlord and with such increases in limits as the Landlord may from time to time reasonably request, including all insurance required under the Mortgage Loan Documents and/or under any property management agreement and the Commercial Subleases. Alternatively, the Landlord may cause such policies to be procured and maintained, and the Tenant shall reimburse the Landlord for the cost thereof, upon demand. If the Landlord provides policies of insurance, such policies shall be all risk coverage exclusive of footings and foundations.

(b) All policies of insurance required hereunder which insure against loss or damage to the Property shall provide that the proceeds thereof (or so much of such proceeds as pertain to loss or damage to the Property) shall be payable to the Landlord, and if the Landlord so requests, shall also be payable to any contract purchaser of the Property and any holder of a Mortgage, as the interest of such purchaser or holder of a Mortgage appears pursuant to a standard additional insured clause. The Tenant shall not, on Tenant's own initiative or pursuant to request or requirement of any third party, take out separate insurance concurrent in form or contributing in the event of loss with that required hereunder, unless the Landlord is included therein as an additional insured with loss payable as in this Section, provided the Tenant shall immediately notify the Landlord and any such holder of a Mortgage whenever any such separate insurance is taken out and shall deliver to the Landlord and any such holder of a Mortgage duplicate

originals thereof or original certificates evidencing the same with true copies of such insurance policies attached. All such policies of insurance shall provide that any loss shall be payable to the Landlord and any such holder of a Mortgage notwithstanding any act or omission of the Tenant which might otherwise result in a forfeiture or reduction of such insurance.

(c) Prior to the Commencement Date (unless the Landlord has elected to procure the policies of insurance as provided above), the Tenant shall furnish to the Landlord and any such holder of a Mortgage policies or certificates evidencing such coverage, which policies or certificates shall state that such insurance coverage may not be reduced, cancelled or not renewed without at least thirty (30) days' prior written notice to the Landlord, the Tenant and any such holder of a Mortgage (unless such cancellation is due to nonpayment of premium, and, in that case, only twenty (20) days' prior written notice shall be sufficient).

(d) Each insurance policy shall, to the extent obtainable, contain provisions that no act or negligence of the Tenant or any subtenant or occupant of the Property, or its or their contractors or subcontractors or their agents or employees which might otherwise result in a forfeiture of such insurance or any part thereof, shall in any way affect the validity or enforceability of such insurance insofar as the Landlord or any Mortgage is concerned.

(e) If the Tenant shall fail to maintain any such insurance required hereunder, the Landlord may, at the Landlord's election, after fifteen (15) days' written notice to the Tenant, procure the same, and the premium cost shall be Additional Rent, immediately due and payable, it being hereby expressly covenanted and agreed that payment by the Landlord of such premium shall not be deemed to waive or release the obligation of the Tenant to payment thereof or any of the Landlord's other rights hereunder.

(f) Insurance proceeds recovered by reason of destruction of the improvements on the Property shall be held in escrow, and such proceeds shall be used to repair and restore the improvements so damaged to substantially the same condition as existed immediately prior to the damage or destruction and substantially in accordance with the Property Documents other than leasehold improvements that are not covered by insurance. Notwithstanding anything to the contrary herein, Tenant shall cause the proceeds of any insurance policies to be applied to restore the Property as necessary to avoid the recapture of any federal historic rehabilitation tax credits or State of New York rehabilitation tax credits by the Landlord or any of its members. All rehabilitation work conducted hereunder shall be conducted in a manner that is consistent with the Secretary of the Interior's Standards for Rehabilitation. Any excess insurance proceeds may be applied first to the Landlord to cover any past due Rent and then the balance, if any, to the Tenant. Subject to the requirements of the Mortgage Loan Documents, if the insurance proceeds are insufficient to pay for the full cost of repair and restoration of the improvements, the Tenant shall deposit the deficiency with the Landlord within thirty (30) days of the payment of insurance

proceeds by the insurance carrier, and such sum shall be disbursed by the Landlord following disbursement of the insurance proceeds to pay for the completion of the repair and restoration.

Section 8.2 Condemnation.

(a) In the event the entire area of the Property shall be acquired by a Taking, and such Taking relates to the entire fee simple title to the Property, as well as to the right, title, and interest of the Tenant, the rights and obligations of the parties hereunder (except rights and obligations arising prior to such Taking and except rights and obligations provided in this Section) shall terminate as of the date of such Taking. The parties hereby agree that any condemnation award shall be apportioned as set forth in Section 8.2(e) hereof, and there shall be an abatement in the payment of Base Rent and other sums payable by the Tenant under the provisions of this Lease occurring after the date of the Taking.

(b) If there shall be a Taking of any portion of the Property less than the whole, and if Subsection 8.2(c) hereof does not apply, provided the subleases for the portion of the Property taken require an abatement or reduction in subrents, the Base Rent shall be reduced, as of the date of Taking, in the same proportion that the rentable square footage of the Property so taken compares to the total rentable square footage of the Property immediately prior to such Taking, and there shall be equitable apportionment of the condemnation award as set forth in Subsection 8.2(e) hereof. In the event of any such Taking described in this Subsection, the portion of the Property not so taken shall be restored to good condition, and the Tenant shall be responsible for restoration of the improvements to the extent of available proceeds.

(c) If there is a Taking of such a substantial portion of the Property (but less than all) such that it shall no longer be reasonably economical or practical because of such Taking for the Tenant to lease at least eighty percent (80%) of the Premises, then the Tenant shall have the right, at its option, of terminating this Lease by notice in writing to the Landlord within ninety (90) days after notice of such Taking, and in such event the Lease shall be terminated, except that there shall be an equitable apportionment of the condemnation award as set forth in Subsection 8.2(e) hereof.

(d) If there is a Taking of all or part of the right to possession and use of the Property, the Tenant shall be entitled to the portion of the award relating to such right to possession and use for the applicable portion of the term.

(e) In the event of any Taking, the net condemnation award (after deduction of all expenses, including fees of attorneys, appraisers, and expert witnesses) shall be paid as follows and in the following order of priority:

(i) To the Landlord, a sum equal to the product of the Condemnation Award multiplied by the Landlord's Percentage (as hereafter defined); and to the

Tenant, a sum equal to the product of the Condemnation Award multiplied by the Tenant's Percentage (as hereafter defined). For the purposes of the foregoing, the "**Landlord's Percentage**" shall equal the fair market value, at the time of the Taking, of the Landlord's interest in the Property computed as though it remained subject to this Lease for the remainder of the scheduled Term (the "**Residual Value**") divided by the sum of the Residual Value and the Leasehold Interest Value. The "**Leasehold Interest Value**" shall be the fair market value of the Leasehold Interest as of the date of the Taking (not including the Residual Value). "**Tenant's Percentage**" shall equal the Leasehold Interest Value divided by the sum of the Residual Value and the Leasehold Interest Value.

(f) Notwithstanding anything to the contrary contained herein, after payment pursuant to Section 8.2(e)(i), the Tenant shall be entitled to any award in respect of moving expenses and the cost or expense for the repair and removal of fixtures owned by the Tenant.

(g) The Tenant and any Lender shall have the right to intervene in any condemnation.

ARTICLE 9

CONDITION OF PROPERTY

Section 9.1 Condition; Title. The Property is demised and let in an "as is" condition as of the Commencement Date. The Property is demised and let to the Tenant subject to:

(a) zoning regulations, restrictions, rules, laws and ordinances now in effect or hereafter adopted by any governmental authority;

(b) use of the Property which is consistent with the terms of this Lease; and

(c) all Mortgages and Permitted Encumbrances.

Section 9.2 No Encumbrances. The Landlord covenants that it has good and marketable leasehold title to the Property, subject to Section 9.1, and that it has full right and lawful authority to enter into this Lease in accordance with the terms hereof and to grant the estate demised hereby. The Landlord further covenants that the Landlord has received no written notice and has no knowledge of the intention of any party holding an easement affecting the Property or any part thereof to expand the exercise of any such easement beyond the scope of the present exercise thereof (as by replacing, or expanding existing facilities, conduits (including underground or overhead wires, cables or pipes) or systems for sewers, water, electric, gas, cable and other utilities). To the best of the Landlord's knowledge, none of the Permitted Encumbrances has or will have a material adverse effect upon the operation of the Property.

Section 9.3 Quiet Enjoyment. The Landlord covenants that the Tenant, upon payment of all sums herein provided and upon performance and observance of all of its covenants herein contained, shall peaceably and quietly have, hold, occupy, use and enjoy and shall have the full, exclusive and unrestricted use and enjoyment of, all of the Property during the Term, subject only to the provisions of this Lease and all applicable Legal Requirements, including without limitation the use restrictions set forth in Section 7.1, the Mortgages and the Permitted Encumbrances. Notwithstanding the foregoing, the Landlord in person or through its agents, upon reasonable prior notice to the Tenant, subject to the rights of subtenants, shall have the right to enter upon the Property for purposes of reasonable inspections performed during reasonable business hours in order to assure compliance by the Tenant with its obligations under this Lease. The Landlord hereby agrees to indemnify the Tenant from any and all loss, damage, or claim of injury to person or property incurred by the Tenant as a result of any gross negligence, misfeasance, and/or malfeasance on the part of the Landlord, its employees, agents, or contractors in connection with such activities on the Property. The Landlord shall provide such insurance as may be required by any Lender with respect to any such activity to be undertaken on the Property by the Landlord.

Section 9.4 Environmental Indemnity. The Tenant covenants and agrees to indemnify, protect, defend (by counsel reasonably satisfactory to the Landlord), and save the Landlord, its employees, agents, managing member and members and any successor thereof, harmless against and from any and all claims, losses, damages, liabilities, fines, penalties, charges, administrative and judicial proceedings and orders, judgments, remedial action requirements, enforcement actions of any kind, and all costs and expenses incurred in connection therewith (including, without limitation, remediation costs, environmental assessment costs, governmental compliance costs, and reasonable attorneys' and experts' fees and disbursements), known or unknown, foreseen or unforeseen, which may at any time be imposed upon, incurred by or asserted or awarded against the Landlord, its employees, agents, managing member and members or the Property or any portion thereof and arising directly or indirectly, in whole or in part, from or out of any Hazardous Substances on, in, under or affecting all or any portion of the Property, (i) from and after the Commencement Date of this Lease, or (ii) which migrate off of the Property hereafter, except that any increase in scope or exacerbation of any such release or threat of release covered in clauses (i) and (ii) above is excluded from the foregoing indemnity if said increase in scope or exacerbation arises out of the Landlord's negligence or willful misconduct.

The Landlord covenants and agrees to indemnify, protect, defend (by counsel reasonably satisfactory to the Tenant), and save the Tenant, its employees, agents, member and any successor thereof, harmless against and from any and all claims, losses, damages, liabilities, fines, penalties, charges, administrative and judicial proceedings and orders, judgments, remedial action requirements, enforcement actions of any kind, and all costs and expenses incurred in connection therewith (including, without limitation, remediation costs, environmental assessment costs, governmental compliance costs, and reasonable attorneys' and experts' fees and disbursements), known or unknown, foreseen or unforeseen, which may at any time be imposed upon, incurred by or asserted or awarded against the Tenant, its employees, agents, members or the Property or any portion thereof

and arising directly or indirectly, in whole or in part, from or out of any Hazardous Substances on, in, under or affecting all or any portion of the Property, (i) which exist as of the date of this Lease, (ii) which exists in violation of the requirements of Subsection 7.7; or (iii) which migrate onto the Property hereafter from any other property owned by the Landlord, except that any increase in scope or exacerbation of any such release or threat of release covered above is excluded from the forgoing indemnity if said increase in scope or exacerbation arises out of the Tenant's negligence or willful misconduct.

Section 9.5 Representations and Warranties of Landlord. The Landlord hereby represents and warrants to the Tenant as follows as of the date hereof:

(a) Landlord has delivered to the Tenant copies of all material documents in its possession with respect to the acquisition, construction, financing, ownership, leasing, maintenance and operation of the Premises and the factual statements contained in such documents, taken as a whole, are not materially misleading in light of the circumstances under which they are made. Such documents have been furnished to the Tenant for the Tenant to rely upon in connection with the transactions contemplated by this Lease;

(b) The execution and delivery of this Lease and the performance of all acts heretofore or hereafter made or taken or to be made or taken, pertaining to the Landlord or the Property by the Landlord have been duly authorized by all necessary company or other action, and the consummation of any such transactions with or on behalf of the Landlord will not constitute a breach or violation of, or a default under, articles of organization or operating agreement or other governing documents of the Landlord or any agreement by which the Landlord or the Landlord's managing member is bound, nor constitute a violation of any law, administrative regulation or court decree;

(c) The Property is not subject to any pending or threatened Taking;

(d) The Property is not subject to any restrictions on use that would contravene any provision of this Lease;

(e) The Property will not be in violation of any law, ordinance, regulation or governmental requirement, including, without limitation, matters relating to zoning or use of the Property for its intended purposes, nor with respect to construction, fire protection, building code, health code, housing code, traffic, flood control or fire safety;

(f) All licenses, permits and authorizations necessary for the conduct of the Landlord's business as it is being conducted at the Property as of the date of this Lease have been issued and are in full force and effect, and the Landlord has not received any notice of any pending proceedings to change, re-zone or down-zone the existing zoning classifications as to any portion of the Property and the Landlord has no knowledge of the threat of any such action;

(g) No "common area" assessments or assessments for public improvements have been made against the Property which remain due and unpaid and all bills and claims for labor performed and services and materials furnished for the Property are or will be timely paid in full and the Property is or will be timely free from mechanic's or materialman's liens;

(h) The execution and delivery of this Lease, the incurrence of the obligations set forth in this Lease, and the consummation of the transactions contemplated by this Lease do not violate or conflict with any provision of any federal, state, municipal or local laws, ordinances, rules, regulations, requirements, or any order, judgment, decree, determination, or award of any court binding on either the Landlord or the Landlord's members or manager, or their assets including the Property; nor do they conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice (which notice has not been furnished) under any agreement, contract, lease, license, instrument, or other arrangement to which either the Landlord or the Landlord's managing member is a party or by which either is bound or to which any of its assets is subject;

(i) There is no delinquent tax or any actual or threatened assessment of deficiency or additional tax or other governmental charge or a basis for such a claim with respect to the Property. There are no tax liens on the Property other than liens for real property taxes that are not yet delinquent;

(j) reserved;

(k) At the time of commencement of construction, and as of the date hereof, the Land was and is properly zoned for the use contemplated herein, it has obtained all permits, consents, permissions and licenses required by all applicable governmental entities, for the operation of the Property (not obtained by the Tenant), and the Property conformed and conforms to all Legal Requirements; and

(l) All appropriate public utilities, including sanitary and storm sewers, water, gas and electricity, are currently or will be available to the Property and will be operating properly for all units in the Property at the time of first occupancy or such unit. The Property has direct access to a public street or highway and will have adequate parking to make it viable.

Section 9.6 Representations Warranties, and Covenants of Tenant. The Tenant hereby represents, warrants, and covenants to the Landlord as follows:

(a) The execution and delivery of this Lease, the incurrence of the obligations set forth in this Lease, and the consummation of the transactions contemplated by this Lease do not violate or conflict with any provision of any federal, state, municipal or local laws, ordinances, rules, regulations, requirements, or any order, judgment, decree, determination, or award of any court binding on the

Tenant or its general partners, managing member or manager, as applicable, or their respective assets including the Leasehold Interest; nor do they conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice (which notice has not been furnished) under any agreement, contract, lease, license, instrument, or other arrangement to which the Tenant is a party or by which it is bound or to which any of its assets is subject;

(b) No consent, authorization, approval or permit of or from, or notice to or filing with, any governmental body or any party to any contract, agreement or instrument to which the Tenant is a party or by which the Tenant is bound, is required for the execution, delivery or compliance with the terms of the Lease by the Tenant;

(c) In connection with the transactions contemplated hereby, the Tenant has not retained or incurred any obligation to any broker. The Tenant shall be solely responsible for and shall indemnify and hold the Landlord harmless from any amounts payable to any broker with respect to such transactions arising from a contractual relationship between such broker and the Tenant or otherwise arising from any dealing with the Tenant;

(d) The execution and delivery of this Lease and the performance of all acts heretofore or hereafter made or taken or to be made or taken, pertaining to the Tenant or the Property by the Tenant have been or will be duly authorized by all necessary company or other action, and the consummation of any such transactions with or on behalf of the Tenant will not constitute a breach or violation of, or a default under, the articles of organization or operating agreement or other governing documents of the Tenant or any agreement by which the Tenant or the Tenant's manager or managing member is bound, nor constitute a violation of any law, administrative regulation or court decree.

(e) Except for the Commercial Subleases, Tenant has not, and will not, enter into any lease, sublease or other agreement for the use of the Premises. Tenant will not enter into any lease, sublease, or other arrangement for the use of the Premises to the extent that such lease, sublease or arrangement would cause any portion of the Property to be treated as "tax-exempt use property" pursuant to Section 168(h) of the Code. Tenant shall not enter into a lease, sublease or other arrangement with a tax-exempt entity, except to the extent that such lease does not constitute a "disqualified lease" pursuant to Section 168(h) of the Code.

(f) Tenant has at all times, and will throughout Term, treat this Lease as a lease for all federal and state income and financial accounting purposes.

ARTICLE 10

DEFAULTS

Section 10.1 Default by Tenant. The occurrence of any of the following events shall constitute an event of default by the Tenant ("**Event of Default**") hereunder:

(a) if the Tenant fails to pay when due any Base Rent or any other amount payable by the Tenant hereunder, and any such default shall continue for fifteen (15) days after the receipt of Notice thereof from the Landlord; or

(b) if the Tenant fails in any material respect to observe or perform any covenant, condition, agreement or obligation hereunder not addressed by any other event described in this Section 10.1, and, the Tenant shall fail to cure, correct or remedy such failure within thirty (30) days after the receipt of Notice thereof; unless such failure is not monetary in nature such that it cannot be cured by the payment of a sum certain to the Landlord (or other required payee), then, if such failure is susceptible to cure, but cannot with due diligence be cured within such thirty (30) day period, the time within which the Tenant may cure such failure shall be extended so long as the Tenant proceeds promptly and with due diligence to cure the failure and diligently completes the curing thereof within a reasonable period of time, but in no event shall such period exceed ninety (90) days; or

(c) if the Tenant abandons the Property or any substantial portion thereof and such abandonment is not cured within fifteen (15) days following Notice from the Landlord; or

(d) if the Tenant becomes Bankrupt.

Section 10.2 Rights and Remedies.

Upon the occurrence of any Event of Default hereunder by the Tenant (including the expiration of all applicable grace periods), subject in all respects to the provisions of this Lease with respect to the Landlord's rights to cure defaults by the Tenant and with respect to the rights of any holder of a Mortgage or the Landlord, in addition to any other rights or remedies available to the Landlord at law or in equity, shall have the right to:

(a) terminate this Lease (subject to the provisions of section 10.2) and all rights of the Tenant under this Lease by giving the Tenant written notice that this Lease is terminated, in which case the Landlord may recover from the Tenant the aggregate sum of:

(i) the worth at the time of award of any unpaid Rent that had been earned at the time of termination;

(ii) the worth at the time of award of the amount by which (A) the unpaid Rent that would have been earned after termination until the time of award

exceeds (B) the amount of the rental loss, if any, as the Tenant affirmatively proves could have been reasonably avoided;

(iii) the worth at the time of award of the amount by which (A) the unpaid Rent for the balance of the Term after the time of award exceeds (B) the amount of rental loss, if any, as the Tenant affirmatively proves could be reasonably avoided;

(iv) any other amount necessary to compensate the Landlord for all the detriment caused by the Tenant's failure to perform the Tenant's obligations or that, in the ordinary course of things, would be likely to result from the Tenant's failure; and

(v) all other amounts in addition to or in lieu of those previously set out as may be permitted from time to time by applicable New York law.

(b) continue this Lease, and from time to time, without terminating this Lease, either:

(i) recover all Rent, Operating Revenue and other amounts payable as they become due, or

(ii) relet the Property or any part on behalf of the Tenant on terms and at the Rent that the Landlord, in the Landlord's sole discretion, may deem advisable, all with the right to make alterations and repairs to the Property, at the Tenant's cost, and apply all rent and other proceeds received in respect of the Property to the Rent and other amounts payable by the Tenant. To the extent that the Rent and other amounts payable by the Tenant under this Lease exceed the amount of the proceeds from reletting, the Landlord may recover the excess from the Tenant as and when due.

(c) Upon the occurrence of an Event of Default, the Landlord shall also have the right, with or without terminating this Lease, to re-enter the Property and remove the Tenant and all other persons and property from the Property. The Landlord may store the property removed from the Property in a public warehouse or elsewhere at the expense and for the account of the Tenant.

(d) Reserved.

(e) None of the following remedial actions, alone or in combination, shall be construed as an election by the Landlord to terminate this Lease unless the Landlord has in fact given the Tenant written notice that this Lease is terminated or unless a court of competent jurisdiction decrees termination of this Lease: any act by the Landlord to maintain or preserve the Property; any efforts by the Landlord to relet the Property; or any re-entry, repossession, or reletting of the Property. If the Landlord takes any of the previous remedial actions without terminating this Lease, the Landlord may nevertheless at any later time terminate this Lease by written notice to the Tenant.

(f) After the occurrence of an Event of Default by the Tenant, the Landlord, in addition to or in lieu of exercising other remedies, may, but without any obligation to do so, cure the breach underlying the Event of Default for the account and at the expense of the Tenant. However, Landlord must by prior notice first allow Tenant a reasonable opportunity to cure, except in cases of emergency, where Landlord may proceed without prior notice to Tenant. The Tenant shall, upon demand, immediately reimburse the Landlord for all costs, including costs of settlements, defense, court costs, and attorney fees, that the Landlord may incur in the course of any cure.

(g) Except where this is inconsistent with or contrary to any provisions of this Lease, no right or remedy conferred upon or reserved to either party is intended to be exclusive of any other right or remedy, or any right or remedy given or now or later existing at law or in equity or by statute. Except to the extent that either party may have otherwise agreed in writing, no waiver by a party of any violation or nonperformance by the other party of any obligations, agreements, or covenants under this Lease shall be deemed to be a waiver of any subsequent violation or nonperformance of the same or any other covenant, agreement, or obligation, nor shall any forbearance by either party to exercise a remedy for any violation or nonperformance by the other party be deemed a waiver by that party of the rights or remedies with respect to that violation or nonperformance.

Section 10.3 Termination of Lease for Tenant's Default. Upon a termination of this Lease pursuant to Section 10.2(a), the Leasehold Interest and the Tenant's right, title and interest in all subleases shall automatically revert to the Landlord, the Tenant shall promptly quit and surrender the Property to the Landlord, without cost to the Landlord, and the Landlord may, without demand and further notice, reenter and take possession of the Property, or any part thereof, and repossess the same as the Landlord's former estate by summary proceedings, ejectment or otherwise without being deemed guilty of any manner of trespass and without prejudice to any remedies which the Landlord might otherwise have for arrearages of any Lease Payment or for a prior breach of the provisions of this Lease. The Tenant shall execute and deliver from time to time, promptly after written request by Lender, any instrument, agreement or document and shall take such other action as may be necessary or desirable in the reasonable opinion of Lender to effectuate the purposes of this Section. The Tenant hereby grants the Landlord an irrevocable power of attorney, coupled with an interest, to take any and all of the actions set forth in this Section 10.3 and any or all other actions deemed necessary or desirable by the Landlord in order to effectuate the purposes of this Section 10.3. The obligations of the Tenant under this Lease which arose prior to termination shall survive such termination.

Section 10.4 Rights Upon Termination. Upon termination of this Lease pursuant to Section 10.2, the Landlord may:

(a) at the time of such termination, collect any unpaid Lease Payment due hereunder, without any deduction, offset or recoupment whatsoever; and

(b) intentionally omitted; and

(c) require the Tenant to deliver to the Landlord, or otherwise effectively transfer to the Landlord, all of the Tenant's right, title and interest in and to any subleases, any and all governmental approvals and permits, and any and all rights of possession, ownership or control the Tenant may have in and to, any and all financing arrangements, plans, specifications, and other technical documents or materials related to the Property.

Section 10.5 Performance by Landlord. If the Tenant shall fail to perform any act required under this Lease, the Landlord may (but need not) after giving not less than ten (10) additional days' Notice (except in case of emergencies and except where a shorter time period is specified elsewhere in this Lease) to the Tenant and without waiving any default or releasing the Tenant from any obligations, cure such default for the account of the Tenant. The Tenant shall promptly pay the Landlord the amount of such charges, costs and expenses as the Landlord shall have incurred in curing such default, together with interest at the rate of eight percent (8%) per annum.

In addition to any other remedies of the Landlord under this Lease, the Tenant agrees to reimburse the Landlord for any and all actual expenditures incurred by the Landlord by reason of such failure, whether or not such failure shall constitute an Event of Default or termination, however caused, including all costs, claims, losses, liabilities, damages and expenses (including without limitation, reasonable attorneys' fees and costs) incurred by the Landlord as a result thereof.

Section 10.6 Remedies Cumulative. Unless otherwise specifically provided in this Lease, no remedy herein shall be exclusive of any other remedy or remedies, and each such remedy shall be cumulative and in addition to every other remedy; and every power and remedy given by this Lease may be exercised from time to time and as often as may be deemed expedient by either party. No delay or omission by the Landlord to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein.

Section 10.7 Default by Landlord. The Landlord shall not be in default of this Lease unless it fails to perform any provision of this Lease that it is obligated to perform and the failure to perform is not cured within thirty (30) days after Notice of the default has been given to the Landlord; provided, however, if the default cannot reasonably be cured within thirty (30) days, the Landlord shall not be in default of this Lease if the Landlord commences to cure the default within such thirty-day period and diligently and in good faith continues to cure the default until completion within a reasonable period of time. The Tenant shall provide written notice of any default by the Landlord to the holder of any Mortgage of which the Tenant has notice at the same time that the Tenant provides notice thereof to the Landlord. Except as may be expressly provided in this Lease, in no event shall the Tenant have the right to terminate this Lease nor shall the Tenant's obligation to pay Base Rent or other charges under this Lease abate based upon any default by the Landlord of its obligations under the Lease. This Lease shall be construed as though the Landlord's and the Tenant's covenants contained herein are independent and not dependent, and the Tenant hereby waives the benefit of any statute or judicial law to the contrary.

Section 10.8 Default Notices. Notices given by the Landlord or by the Tenant under this Article 10 shall specify the alleged default and the applicable Lease provisions, and shall demand that the Tenant or the Landlord, as applicable, perform the appropriate provisions of this Lease within the applicable period of time for cure. No such Notice shall be deemed a forfeiture or termination of this Lease unless expressly set forth in such Notice.

Section 10.9 Reserved.

Section 10.10 Other Provisions.

(a) No default in the performance of the terms, covenants or conditions of this Lease on the part of the Tenant or the Landlord (other than in the payment of any Base Rent or any other amount payable by the Tenant) shall be deemed to continue if and so long as the Landlord or the Tenant, as the case may be, shall be delayed in or prevented from remedying the same due to Force Majeure; but if and when the occurrence or condition which delayed or prevented the remedying of such default shall cease or be removed, it shall be the obligation of the Landlord or the Tenant, as the case may be, without further delay, to commence the correction of such default or to continue and complete the correction thereof.

(b) The defaulting party shall be liable for the reasonable legal expenses of the non-defaulting party in connection with any collection of funds owed under this Lease, the remedying of any Event of Default under this Lease or any termination of this Lease where such collection, remedying or termination results from an Event of Default, as finally determined by a court of competent jurisdiction. If a default is alleged and it shall be determined that no Event of Default exists the court may determine for just cause that the alleging party shall be liable for the legal costs and expenses of the other party in defending such claim.

ARTICLE 11

Reserved.

ARTICLE 12

ESTOPPEL CERTIFICATE

The Tenant agrees that, from time to time upon not less than ten (10) days' prior request by the Landlord the Tenant (or any permitted assignee, subtenant, licensee, concessionaire or other occupant of the Property claiming by, through or under the Tenant) will deliver to the Landlord, or to the holder of any Mortgage, a statement in writing signed by the Tenant certifying (a) that this Lease is unmodified and in full force and effect (or if there have been modifications, that this Lease as modified is in full force and effect and identifying the modifications); (b) the date upon which the Tenant began paying Base Rent and the dates to which the Base Rent and any other Lease Payment have been paid; (c) that the Landlord is not in default under any provision of this Lease, or, if in default, the nature

thereof in detail; (d) that (if applicable) the Property has been completed in accordance with the terms hereof and the Tenant is in occupancy and paying Base Rent on a current basis with no Base Rent offsets or claims; (e) that there has been no prepayment of Base Rent other than that provided for in this Lease; (f) that there are no actions, whether voluntary or otherwise, pending against the Tenant under the bankruptcy laws of the United States or any state thereof; and (g) intentionally omitted. The Landlord shall provide a statement of like tenor if and as requested by the Tenant.

ARTICLE 13

MISCELLANEOUS

Section 13.1 Construction. The Landlord and the Tenant agree that all the provisions hereof are to be construed as covenants and agreements as though the words importing such covenants and agreements were used in each separate section thereof.

Section 13.2 Performance Under Protest. In the event of a dispute or difference between the Landlord and the Tenant as to any obligation which either may assert the other is obligated to perform or do, then the party against whom such obligation is asserted shall have the right and privilege to carry out and perform the obligation so asserted against it without being considered a volunteer or deemed to have admitted the correctness of the claim, and shall have the right to bring an appropriate action at law, equity or otherwise against the other for the recovery of any sums expended in the performance thereof and in any such action, the successful party shall be entitled to recover in addition to all other recoveries such reasonable attorneys' fees as may be awarded by the court.

Section 13.3 No Waiver. Failure of either party to complain of any act or omission on the part of the other party, no matter how long the same may continue, shall not be deemed to be a waiver by said party of any of its rights hereunder. No waiver by either party at any time, express or implied, of any breach of any other provision of this Lease shall be deemed a waiver of a breach of any other provision of this Lease or a consent to any subsequent breach of the same or any other provision. If any action by either party shall require the consent or approval of the other party, the other party's consent to or approval of such action on any one occasion shall not be deemed a consent to or approval of said action on any subsequent occasion or a consent to or approval of any other action on the cause of any subsequent occasion. Except as expressly limited by the terms of this Lease, any and all rights and remedies which either party may have under this Lease or by operation of law, either at law or in equity, upon any breach, shall be distinct, separate and cumulative and shall not be deemed inconsistent with each other; and no one of them whether exercised by said party or not, shall be deemed to be in exclusion of any other; and two or more or all of such rights and remedies may be exercised at the same time.

Section 13.4 Headings. The headings used for the various articles and sections of this Lease are used only as a matter of convenience for reference, and are not to be construed as part of this Lease or to be used in determining the intent of the parties of this Lease.

Section 13.5 Partial Invalidity. If any terms, covenant, provision or condition of this Lease or the application thereof to any person or circumstances shall be declared invalid or unenforceable by the final ruling of a court of competent jurisdiction having final review, the remaining terms, covenants, provisions and conditions of this Lease and their application to persons or circumstances shall not be affected thereby and shall continue to be enforced and recognized as valid agreements of the parties, and in the place of such invalid or unenforceable provision there shall be substituted a like, but valid and enforceable, provision mutually agreeable to the Landlord and the Tenant which comports to the findings of the aforesaid court and most nearly accomplishes the original intention of the parties.

Section 13.6 Bind and Inure. Unless repugnant to the context, the words "Landlord" and "Tenant" shall be construed to mean the original parties, their respective permitted successors and assigns and those claiming through or under them respectively. Subject to the provisions of Section 7.2, the agreements and conditions in this Lease contained on the part of the Tenant to be performed and observed shall be binding upon the Tenant and its permitted successors and assigns including, but not limited to, the Lender (upon the Lender becoming the owner of the Property following a foreclosure) and any successors and assigns thereto, as applicable, and shall inure to the benefit of the Landlord and its permitted successors and assigns, and the agreements and conditions in this Lease contained on the part of the Landlord to be performed and observed shall be binding upon the Landlord and its permitted successors and assigns and shall inure to the benefit of the Tenant and its successors and assigns.

Section 13.7 Time of Essence. Time is of the essence of this Lease and of all provisions hereof.

Section 13.8 Recordable Form of Lease or Memorandum of Lease. Simultaneously with the delivery of this Lease the parties have delivered a Memorandum of this Lease which the Tenant may record in the public office in which required to put third parties on notice. If this Lease is terminated or expires, the parties shall execute, deliver and record an instrument acknowledging such fact and the date of termination or expiration of this Lease.

Section 13.9 Notices. Notices will be in writing and will be either given by U.S. registered or certified mail, return receipt requested, with postage prepaid (except in the event of a postal disruption, by strike or otherwise, in the United States), or sent by telex or facsimile promptly confirmed in writing, or sent by personal delivery by a nationally recognized courier service for next day delivery. The current addresses and telecopy numbers of the parties to which any notice provided for herein shall be sent, are as follows:

If to the Tenant:

Historic Albany Foundation, Inc.
89 Lexington Avenue,
Albany, NY 12206

If to the Landlord:

HAF Holdings II, LLC
89 Lexington Avenue,
Albany, NY 12206

With a copy to:

Yots Law Firm P.C.
226 Bedford Avenue
Buffalo, NY 14216
Attn: Richard T. Rogers, Esq.

Any party may designate another addressee (and/or change its address or telecopy number) for notices hereunder by a notice given pursuant to this Section 13.9. Notices delivered personally or by facsimile will be effective upon delivery to an authorized representative of the party at the designated address; notices sent by mail in accordance with the above paragraph will be effective upon execution by the addressee of the Return Receipt Requested.

Section 13.10 Entire Agreement. This instrument contains all the agreements made between the parties hereto with respect to the subject matter hereof and may not be modified in any other manner than by an instrument in writing executed by the parties or their respective successors in interest.

Section 13.11 No Merger. There shall be no merger of this Lease or of the leasehold estate hereby created with the fee estate in the Property or any part thereof by reason of the fact that the same person, firm corporation, or other legal entity may acquire or hold, directly or indirectly, this Lease or the leasehold estate and the fee estate in the Property or an interest in such fee estate.

Section 13.12 Governing Law. This Lease, and the rights and obligations of the Parties hereunder, shall be governed by and construed in accordance with the substantive laws of the State of New York without giving effect to any choice or conflict of law provision or rule.

[No further text on this page. Signature page follows.]

IN WITNESS WHEREOF, the parties have hereunto set their signatures and seals to this Lease as of the date first above written.

LANDLORD:

HAF HOLDINGS II, LLC,
a New York limited liability company

By: HAF Hudson MM LLC,
its Managing Member

By: ________________________
Name: Pamela Howard
Its: Authorized Person

TENANT:

HISTORIC ALBANY FOUNDATION, INC.
a New York not-for-profit corporation

By: ________________________
Name: Pamela Howard
Its: Authorized Person

STATE OF NEW YORK)
:ss
COUNTY OF ALBANY)

On the 27th day of MARCH in the year 2023, before me, the undersigned, personally appeared **PAMELA HOWARD**, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individuals(s) acted, executed the instrument.

____
Notary Public

SALVADOR JOSEPH CAPECELATRO IV
Notary Public-State of New York
No. 02CA6426839
Qualified in Albany County
Commission Expires December 20, 2025

EXHIBIT A

DESCRIPTION OF PROPERTY

ALL that tract or parcel of land with the buildings and improvements thereon erected, situate in the City of Albany, County of Albany and State of New York on the south side of Hudson Avenue and bounded as follows: On the north by Hudson Avenue, on the south by a lot formerly belonging to the heirs of Matthew Trotter deceased, on the west by a house and lot formerly belonging to William McHarg, and east by a house and lot of Henry R. Pierson formerly belonging to the heirs of Jacob Bloomingdale, deceased, and is in extent north and south one hundred and twenty-three feet, and in width front and rear twenty-eight feet four inches be the same more or less, being the same premises conveyed to Jared Holt by Henry Coughtry by deed dated April 2nd, 1835, recorded in Albany County Clerk's Office, 3rd of April 1835, in Book XX of Deeds at page 215 & c. And also all that certain lot of land adjoining the above described premises on the west and being twenty-eight feet wide by fifteen feet deep, being the premises directly in the rear of No. 50 Hudson Avenue in the City of Albany.

Said premises are commonly known as 48 Hudson Avenue, Albany, New York.

EXHIBIT B

Map

EXHIBIT C

Base Rent Schedule

Tenant shall pay to Landlord monthly Base Rent in the amount of $2,725 per month.

Annually, during the lease term, the Base Rent shall increase by 2%.